

May 29, 2014

Via E-mail
Lisa D. Earnhardt
President and Chief Executive Officer
Intersect ENT, Inc.
1555 Adams Drive
Menlo Park, California 94025

> **Re:** **Intersect ENT, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 2, 2014**
> **CIK No. 0001271214**

Dear Ms. Earnhardt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Facing Page of S-1

1.   Please tell us why you do not consider the company to be a "smaller reporting company."

Graphics

2.   Please provide us with support for your disclosure under "Maintains" here and on page 65. We note in this regard that you have not conducted long-term clinical trials.

Market, Industry and Other Data, page iii

3.   Please relocate this section so that it appears after your prospectus summary.

4.   We note your reference to studies conducted by third parties in the last sentence of the first paragraph of this section. Please tell us whether you commissioned any of the data provided by those sources.

Prospectus Summary

The Market, page 2

5.   Please tell us if it would have been appropriate to use your product in all of the 540,000 patients who had sinus surgery in 2013. We note in this regard your disclosure on page 67 that your products are indicated for use in patients 18 years or older following ethmoid sinus surgery. If less than all of the 450,000 patients were eligible for your implants, please tell us how that affects the addressable market that you currently describe. Please also tell us how you estimated that your addressable market in the United States is $4.2 billion, and how you estimated that your world-wide addressable market could exceed $6.0 billion.

Our Solution, page 3

6.   The disclosure in this section and the immediately preceding section entitled "Sinus Surgery" appears to focus on the strengths of your product and the weaknesses of your competitor's products. Specifically, the four bullets in each section highlight what you believe to be your competitive advantages. Please revise to provide an appropriately balanced discussion of the strengths and weakness of your products and those of your competitors.

7.   We note your disclosure in the second paragraph that your implants elute mometasone furoate. Please revise your disclosure in an appropriate location to indicate whether the use of that drug required FDA approval and whether changing the drug eluted by your implants would require FDA approval. If changing the drug your implants elute requires FDA approval, please qualify your statements throughout your prospectus, such as in the second sentence under "Overview" on page 1, that you have developed implant technology that enables release of "therapeutic agents" and in the first paragraph under "Our Solution" on page 64 that you can "tailor drug formulation."

8.   We note your disclosure in the first bullet point, and in the third paragraph under "Overview" on page 1, that your implants provided a 35% relative reduction in the need for oral steroid as compared to the control implant. Based on your disclosure under "Clinical Results and Studies" beginning on page 69, please tell us the basis for your disclosure regarding the reduced need for oral steroid. Also, please briefly describe the control implant.

9.   Please revise your disclosure to clarify how the claim regarding reduced need for oral steroids in the second bullet point is different from the claim regarding reduced need for

oral steroids in the first bullet point. Also, based on your disclosure under "Clinical Results and Studies," it appears that your data regarding the 40% reduced need for oral steroid came from the meta-analysis of two studies. If so, please revise to clarify. To the extent appropriate, please revise your disclosure in the third paragraph under "Overview" on page 1 to address this comment.

10. Do your clinical studies support your claims in the first and last sentence of the third bullet point? If not, please disclose the basis for these claims.

11. Please revise your disclosure to clarify how the claim regarding reduced need for post-operative surgical intervention in the fourth bullet point is different from the claim regarding reduced need for surgical intervention in the first bullet point. Also, please tell us which studies you are referring to in the second sentence of the fourth bullet point.

12. We reference your disclosure in the last sentence of the fourth bullet point that you "believe that patients who have been deterred by the high revision rates associated with FESS may now consider surgical intervention to treat their chronic sinusitis condition." From your current disclosure it is not clear how significant the improvement in revision rates would be from using your implants. For example, you disclose on page 3 that "approximately 10% of patients" undergo a revision procedure within one year of the original surgery while "additional patients" undergo revision surgery after one year of the original surgery. From your data, it would appear that approximately 90% of patients would not undergo revision surgery within the first year, and that your implants provide a 35% relative reduction in the need for surgical intervention compared to the control implant. If the 35% reduction applies to the approximately 10% of patients who undergo revision surgery, then with your implants it would appear that approximately 93.5% of patients would not undergo revision surgery with your implants as compared to approximately 90% of patients who received the control implant. If so, please provide us with an analysis of your belief that patients would consider this a significant enough improvement to now consider surgical intervention and include revised disclosure as appropriate.

13. Further, with regard to the prior comment, it appears from your disclosure in the second bullet point on page 3 that, in the absence of implants, the standard of care is for ENT physicians to use sinus packing materials. It also appears that your studies compared your drug-eluting implants to non-drug-eluting implants and not to sinus packing materials. With a view towards revised disclosure, please tell us, if known, the relative improvement in reduced need for post-operative surgical intervention in using a non-drug-eluting implants over sinus packing material versus the relative improvement in using a drug-eluting implants over a non-drug-eluting implants. Include revised disclosure if appropriate.

14. With regard to your belief "that patients who have been deterred by the high revision rates associated with FESS may now consider surgical intervention to treat their chronic

sinusitis condition," please tell us if you have observed an increase in patients deciding to undergo surgical intervention as a result of the availability of non-drug-eluting implants as compared to when only sinus packing material was used. If you have not observed a significant increase in patients opting for surgical intervention when non-drug-eluting implants became available, please tell us why you believe that the availability of drug-eluting implants would significantly change patient decisions.

15.   Please clarify whether your implant provides any structural support after the polymers are absorbed.

Implications of Being an Emerging Growth Company, page 5

16.   In an appropriate location in your prospectus, if applicable, please consider describing the extent to which any of the exemptions available to you as an emerging growth company are also available to you as a Smaller Reporting Company.

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risks Factors

Pricing pressure from our hospital and ambulatory surgery center customers, page 11

18.   The last sentence of the second paragraph appears to be mitigating disclosure. Please also disclose, if true, that obtaining billing codes may not result in payment amounts that better reflect the costs and resources of your products and related procedure.

Our products are subject to extensive regulation…, page 22

19.   Please describe the nature of the events reported to the FDA as MDRs.

Provisions in our corporate charter…, page 38

20.   Please also include the super-majority provisions described on page 109.

Use of Proceeds, page 40

21.   We note your disclosure on pages 66, 68-69 and 71 of the additional products you are developing. Please clarify for which disclosed products and potential products you intend to use your proceeds for regulatory authorization. If you also currently intend to use a material amount of other funds for regulatory authorization of those products and potential products, please provide the disclosure required by instruction 3 to Regulation S-K Item 504.

22.   Please clarify whether you intend that your proceeds to be used for research and development will be sufficient to complete the development activities described in this prospectus, such as those referred to in the prior comment. If you also currently intend to use a material amount of other funds for the disclosed development activities, please provide the disclosure required by instruction 3 to Regulation S-K Item 504; please ensure that you disclosure makes clear what development activities you intend to complete with the proceeds of this offering.

Competition, page 73

23.   Please expand your discussion to more broadly address the competitive landscape, including similar competing products and alternative novel technologies of which you are aware.

Certain Relationships and Related Party Transactions, page 101

24.   We note your references to $120,000 in this section. Please revise your disclosure as appropriate to comply with Regulation S-K Item 404(d)(1), if applicable.

25.   Please disclose in this section the rate at which the preferred stock mentioned in this section will convert into common stock in connection with this offering of common stock.

Financial Statements, page F-1

Note 10 – Stock-Based Compensation, page F-25

26.   Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please tell us each significant factor contributing to the difference.

27.   We note from page 58 that you reassessed the estimated fair market value of your common stock on the date of grant related to stock options issued on December 3, 2013.

Please tell us how you accounted for this reassessment and if you recognized any related expense in the corresponding period.

Signatures

28.   Please indicate parenthetically who will be signing your registration statement in the capacity of principal financial officer.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Matthew B. Hemington, Esq.
                  Brett D. White, Esq.
                  Seth J. Gottlieb, Esq.
                  Cooley LLP